SO 3/8/04

SECURITI 04002386 IISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC MAIL RECEIVED FEB 27 2004 PROCESSING WASH, D.C. 158 SECTION

SEC FILE NUMBER
8-48436

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
BlackRock Investments, Inc.
formerly Provident Advisers, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 East 52nd Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Greenberg, Director — (212) 409-3578
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Paul Greenberg, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to BlackRock Investments, Inc. for the year ended December 31, 2003, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/24/04

Signature **Date**

Director

Title

ELIZABETH ANN GREEN
NOTARY PUBLIC, State of New York
No. 01GR6074039
Qualified in New York County
Commission Expires May 6, 2006

Notary Public

This report contains (check all applicable boxes):**

(x)	Independent Auditors' Report
(x) (a)	Facing Page
(x) (b)	Statement of Financial Condition
(x) (c)	Statement of Income (Operations)
(x) (d)	Statement of Cash Flows
(x) (e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
(x) (f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)	Notes to Financial Statements
(x) (g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( ) (h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( ) (i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( ) (j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( ) (k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
(x) (l)	An Oath or Affirmation
( ) (m)	Copy of the SIPC Supplemental Report
( ) (n)	A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
( ) (o)	Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) Under the Commodity Exchange Act
( ) (p)	Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 Under the Commodity Exchange Act
( ) (q)	Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission.
(x) (r)	Supplemental Report of Independent Auditors on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACKROCK INVESTMENTS, INC.
(SEC ID. No. 8-48436)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

BlackRock Investments, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2003

Contents

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Computation of Net Capital for Broker-Dealers
Pursuant to Rule 15c3-1 17
Statement Regarding SEC Rule 15c3-3 18

Supplemental Report

Supplemental Report of Independent Auditors on Internal Control 20

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
BlackRock Investments, Inc.

We have audited the accompanying statement of financial condition of BlackRock Investments, Inc. (the "Company"), as of December 31, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 18, 2004

BlackRock Investments, Inc.
Statement of Financial Condition
December 31, 2003
(Dollar amounts in thousands)

Assets	
Cash and cash equivalents	$9,129
Investments (cost: $660)	72
Accounts receivable	110
Due from affiliates	1,316
Intangible assets (net of accumulated amortization of $250)	500
Other assets	136
Total assets	$11,263
Liabilities	
Accrued compensation	$2,197
Accounts payable and accrued liabilities	147
Payable to affiliates	1,657
Total liabilities	4,001
Stockholder's equity	
Common stock, no par value - 1,000 shares authorized, issued, and outstanding	-
Additional paid-in capital	3,141
Retained earnings	4,121
Total stockholder's equity	7,262
Total liabilities and stockholder's equity	$11,263

See accompanying notes to financial statements.

BlackRock Investments, Inc.
Statement of Income
Year ended December 31, 2003
(Dollar amounts in thousands)

Revenue	
Administration fees	$10,990
Commission income	552
Total revenue	11,542
Expenses	
Compensation and benefits	5,299
Commissions paid to other broker-dealers	488
Marketing and promotion	652
Occupancy and communications	107
Other	302
Total expenses	6,848
Operating income	4,694
Non-operating income (expense)	
Interest income	61
Unrealized loss on investments	(249)
Total non-operating expense	(188)
Income before income taxes	4,506
Income taxes	1,807
Net income	$2,699

See accompanying notes to financial statements.

BlackRock Investments, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2003

(Dollar amounts in thousands)

	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
December 31, 2002	$3,114	$5,422	$8,536
Net income	-	2,699	2,699
Dividend paid	-	(4,000)	(4,000)
Stock-based compensation	27	-	27
December 31, 2003	$3,141	$4,121	$7,262

See accompanying notes to financial statements.

BlackRock Investments, Inc.

Statement of Cash Flows

Year ended December 31, 2003

(Dollar amounts in thousands)

Cash flows from operating activities	
Net income	$2,699
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss on investments	249
Deferred income taxes	(456)
Stock-based compensation	27
Changes in operating assets and liabilities:	
Increase in accounts receivable	(28)
Decrease in due from affiliates	276
Increase in other assets	(32)
Decrease in accrued compensation	(130)
Increase in accounts payable and accrued liabilities	37
Increase in payable to affiliates	900
Cash provided by operating activities	3,542
Cash flows from financing activities	
Dividend paid	(4,000)
Cash used in financing activities	(4,000)
Net decrease in cash and cash equivalents	(458)
Cash and cash equivalents, beginning of year	9,587
Cash and cash equivalents, end of year	$9,129
Supplemental disclosure	
Cash paid for income taxes	$1,664

See accompanying notes to financial statements.

BlackRock Investments, Inc.
Notes to Financial Statements
December 31, 2003
(Dollar amounts in thousands, except per share data)

1. Organization and Basis of Presentation

BlackRock Investments, Inc. ("BII" or the "Company"), a Delaware company, is an indirect wholly-owned subsidiary of BlackRock, Inc. ("BRI"), an indirect majority owned subsidiary of PNC Financial Services Group, Inc. ("PNC"). The Company engages in the marketing and sales of the *BlackRock Liquidity Funds* and International Dollar Reserve Fund I, Ltd. ("IDR") (collectively, the "Funds") and provides related administration services to the Funds' shareholders. The contractual administrators to the Funds are PFPC, Inc., an indirect wholly-owned subsidiary of PNC, and BlackRock Institutional Management Corporation ("BIMC"), an indirect wholly owned subsidiary of BRI. The Company also employs a sales force that is engaged in the sale of BPIF to an institutional client base. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are held at a major financial institution and in a money market mutual fund, to which the Company is exposed to market and credit risk.

Investments

Investments consist of warrants to purchase shares of common stock in The Nasdaq Stock Market, Inc. and are carried at fair value with unrealized gains and losses included in the statement of income as unrealized gain (loss) on investments. The fair value of the warrants is determined using a pricing model which takes into account time value and the volatility factors of the underlying common stock.

Revenue Recognition

Administration fees are based on a percentage of assets under administration and recognized in the period in which the services are performed.

The Company earns commissions on the sales of mutual fund shares. Commissions are recognized when the sales are executed.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Cash and cash equivalents, receivables and payables are carried at cost, which approximates fair value.

Intangible Assets

Goodwill

Goodwill is subject to an annual impairment test in which the Company's management compares the fair value of the Company's stockholder's equity to its carrying value. If the carrying value of the Company's stockholder's equity is in excess of its fair value, than the fair value and carrying value of the Company's goodwill are compared to determine if an impairment charge is necessary. The fair value of the Company's stockholder's equity is estimated using the present value of expected future cash flows and other valuation measures.

Income Taxes

The Company accounts for income taxes under the liability method prescribed by SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis.

Stock-based Compensation

The Company follows SFAS No. 123, "Accounting for Stock-based Compensation," as amended and, effective January 1, 2003, adopted the fair value method prospectively for all arrangements under which employees receive shares of stock or other equity instruments of the employer, or its parent, or the employer incurs liabilities to employees in amounts based on the price of its stock, or the stock of its parent, for year ended December 31, 2003. Fair value disclosures are included in the notes to the financial statements. The following table illustrates the effect on net income if the fair value based method had been applied to all outstanding and unvested awards during the year ended December 31, 2003.

2. Significant Accounting Policies (continued)

Stock-based Compensation (continued)

	Year ended December 31, 2003
Net income, as reported	$2,699
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	16
Deduct: Total stock-based employee compensation expense determined under fair value method all awards, net of related tax effects	(115)
Pro forma net income	$2,600

Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivative Instruments and Hedging Activities

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138, establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts and for hedging activities. SFAS No. 133 generally requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those investments at fair value.

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 (revised 2003), "Consolidation of Variable Interest Entities" ("FIN 46R"). FIN 46R addresses the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to variable interest entities ("VIE") and generally would require that the assets, liabilities and results of operations of a VIE be consolidated into the financial statements of the enterprise that has a controlling financial interest in it. The interpretation provides a framework for determining whether an entity should be evaluated for consolidation based on voting interests or significant financial support provided to the entity ("variable interests").

An entity is classified as a VIE if total equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support or its equity investors lack the direct or indirect ability to make decisions about an entity's activities through voting rights, absorb the expected losses of the entity if they occur or receive the expected residual returns of the entity if they occur. Once an entity is determined to be a VIE, its assets, liabilities and results of operations should be consolidated with those of its primary beneficiary. The primary beneficiary of a VIE is the entity which either will absorb a majority of the VIE's expected losses or has the right to receive a majority of the VIE's expected residual returns. The expected losses and residual returns of a VIE include expected variability in its net income or loss, fees to decision makers and fees to guarantors of substantially all VIE assets or liabilities and are calculated in accordance with Statement of Financial Accounting Concept No. 7, "Using Cash Flow Information and Present Value in Accounting Measurements."

A nonpublic enterprise with a variable interest in a VIE must apply FIN 46R to that VIE no later than the end of the first reporting period that begins after December 15, 2004, with the exception of a VIE created after December 31, 2003, to which FIN 46R should be applied immediately. The Company's management has concluded that FIN 46R will not have a significant impact on the Company's financial statements.

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 addresses the standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 became effective for all instruments issued after May 1, 2003 and is required to be applied to all financial instruments as of the beginning of the first interim or annual reporting period beginning after June 15, 2003. The adoption of this statement did not have a material impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amended and clarified financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have a material impact on the Company's financial statements.

3. Employee Benefit Plan

The Company's employees participate in PNC's Incentive Savings Plan ("ISP"), a defined contribution plan. Under the ISP, the Company matches employee contributions of up to 6% of eligible compensation, subject to Internal Revenue Code limitations. Contributions to the ISP are matched primarily by shares of BRI's common stock. ISP expense for the Company was $123 the year ended December 31, 2003.

4. Stock Award and Incentive Plans

BlackRock, Inc. 1999 Stock Award and Incentive Plan (the "Award Plan")

Pursuant to the Award Plan, options to purchase BRI class A common stock are granted at an exercise price not less than the market value of BRI common stock on the date of grant. These options have a ten-year life, vest ratably over periods ranging from 2-4 years and become exercisable upon vesting.

4. Stock Award and Incentive Plans (continued)

Stock option activity during 2003 is summarized below:

Outstanding at	Shares under option	Weighted-avg. exercise price
December 31, 2002	47,500	$36.17
Granted	-	-
December 31, 2003	47,500	$36.17

In December 2003, BRI issued 191,331 restricted shares of class A common stock (576 shares to Company employees), with a fair market value of $51.77 per share, to certain employees under the Award Plan. These restricted shares vest over four years and are expensed on a straight line method over the vesting period. Expense incurred by the Company related to shares granted to its employees during the year ended December 31, 2003 totaled less than $1.

Under the Award Plan, a maximum of 9,000,000 shares of BRI class A common stock are authorized for issuance at December 31, 2003 to employees of BRI and its subsidiaries. Of this amount, 2,801,040 shares remain available for future awards. The number of shares granted to employees of the Company that were vested at December 31, 2003 was 18,250.

4. Stock Award and Incentive Plans (continued)

Stock options outstanding and exercisable as of December 31, 2003 are as follows:

Exercise Prices	Outstanding shares under option	Weighted-avg. remaining contractual life	Outstanding shares Weighted-avg. exercise price	Exercisable shares under option	Exercisable shares Weighted-avg. exercise price
$14.00	11,000	6.75	$14.00	11,000	$14.00
$37.36	22,000	9.79	37.36	-	-
$43.31	14,500	7.96	43.31	7,250	43.31
	47,500	8.53	$36.17	18,250	$25.64

BlackRock Inc. Long-Term Retention and Incentive Program

On October 15, 2002, BRI finalized the BlackRock, Inc. Long-Term Retention and Incentive Plan (the "LTIP"). The LTIP permits the grant of up to 3.5 million stock options to purchase BRI class A common stock at market value under the Award Plan, subject to vesting at December 31, 2006, and $240,000 in deferred compensation awards (the "LTIP Awards"), subject to the achievement of certain performance hurdles by BRI no later than March 2007. As of December 31, 2003, BRI has awarded 3.4 million stock options and $216.1 million in LTIP Awards. If the performance hurdles are achieved, the LTIP Awards will be funded with up to 4 million shares of BRI common stock to be surrendered by PNC and distributed to LTIP participants, less income tax withholding. In addition, distributed shares to LTIP participants will include an option to put such distributed shares back to BRI at fair market value. BRI will fund the remainder of the LTIP Awards with up to $40,000 in cash. Certain employees of the Company are eligible for the Retention Plan. To date, $1,515 of LTIP Awards and 20,000 options have been awarded to employees of the Company under the Retention Plan.

The LTIP Awards will vest at the end of any three-month period beginning in 2005 or 2006 during which the daily average closing price of BRI's common stock is at least $62 per share. If that performance hurdle is not achieved, BRI's Compensation Committee of its Board of Directors may, in its sole discretion, vest a portion of the LTIP Awards if BRI realizes compound annual growth in diluted earnings per share of at least 10% from January 1, 2002 to December 31, 2006 and BRI's publicly-traded stock performs in the top half of its peer group during that time.

4. Stock Award and Incentive Plans (continued)

There will be no expense recognition associated with the LTIP Awards unless vesting occurs or a partial vesting determination is considered probable and estimable. The Compensation and Audit Committees have determined that the probability of indicating any partial vesting prior to the commencement of the opportunity for full vesting of the program at the conclusion of the first quarter of 2005 is remote. The LTIP was constructed such that the expected increase in value to BRI stockholders necessary to fully vest the program had to result from continued growth in BRI's earnings rather than from changes in financial markets. As such, the Compensation Committee established a minimum performance period (through December 31, 2004) under which no vesting of the program would occur. At such time, the Compensation and Audit Committees will evaluate the likelihood that BRI will complete the program term alternative vesting criteria performance in excess of LTIP requirements. The Company will accrue expense for this contingency accordingly. Once this determination is made, the Company will record compensation expense for the pro rata portion of the LTIP Awards earned to date. Compensation expense for the remaining LTIP Awards will be recognized ratably from the determination date and could extend through March 31, 2007. In addition, at the time the BRI common stock portion of the LTIP Awards are distributed, the Company will record an increase in stockholder's equity equal to the fair market value of the BRI common stock distributed to Company employees from shares surrendered by PNC.

BlackRock Employee Stock Repurchase Plan ("ESPP")

The terms of the ESPP allow eligible employees to purchase shares of the BRI's class A common stock at 85% of the lesser of fair market value on the first or last day of each six-month offering period. Eligible employees may not purchase more than 500 shares of class A common stock in any six-month offering period. In addition, for any calendar year in which the option to purchase shares is outstanding, Section 423 (b)(8) of the Internal Revenue Code restricts an ESPP participant from purchasing more than $25 worth of class A common stock based on its fair market value. Prior to January 1, 2003, no charge to earnings was recorded with respect to the ESPP. Effective January 1, 2003, the Company adopted the fair value method for measuring compensation cost related to stock options pursuant to SFAS No. 123, as amended, and incurred ESPP-related compensation expense of approximately $27 during the year ended December 31, 2003. A total of 1,250,000 shares of class A common stock are available for issuance under the ESPP. The number of shares issued at December 31, 2003 and estimated to be issued pursuant to the ESPP for the offering period ending February 1, 2004 is approximately 200,000.

Fair Value Disclosures

The fair value of ESPP shares are estimated using the Black-Scholes option-pricing model with the following assumptions for the year ended December 31, 2003: an expected dividend yield of 0%, an expected volatility ranging from 18.76% to 24.34%, a risk free rate ranging from 1.03% to 1.12% and an expected term of six months. The weighted average fair value of ESPP shares granted during 2003 was $9.28 per share.

5. Common Stock

No common stock was issued during the year ended December 31, 2003.

6. Income Taxes

PNC, BRI and BRI's subsidiaries have entered into a tax disaffiliation agreement that sets forth each party's rights and obligations with respect to income tax payments and refunds, and addresses related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities.

For the year ended December 31, 2003, the Company's operations have been included in the consolidated federal income tax return of BRI and its subsidiaries. BII may file separate state and municipal income tax returns or may be included in state and/or municipal income tax returns with one or more BRI subsidiaries, or one or more PNC subsidiaries, on a combined or unitary basis. If BII is included in a group's combined or unitary state or municipal income tax filing, its share of the liability generally will be based upon an allocation to BII of a percentage of the total tax liability based upon the Company's level of activity in such state or municipality.

The provision for income taxes consists of the following:

	Year ended December 31, 2003
Current:	
Federal	$1,886
State and local	378
Total current	2,264
Deferred:	
Federal	(398)
State and local	(59)
Total deferred	(457)
Total	$1,807

6. Income Taxes (continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities, which are included in due from and payable to affiliates in the statement of financial condition, consist of the following:

	Year ended December 31, 2003
Deferred tax assets:	
Unrealized loss on investments	$238
Compensation	83
Other	163
Gross deferred tax asset	484
Deferred tax liabilities:	
Goodwill	41
Other	4
Gross deferred tax liability	45
Net deferred tax asset	439

A reconciliation of income tax expense with expected federal income tax expense computed at the applicable federal income tax rate of 35% is as follows:

	Year ended December 31, 2003	%
Expected income tax expense	$1,576	35.0%
Increase in income taxes resulting from:		
State and local taxes	208	4.6
Other	23	0.5
Income tax expense	$1,807	40.1%

7. Related Party Transactions

The Company receives an asset-based fee for the marketing and sales of the Funds and related administration services provided to the Funds' shareholders. These fees amounted to $10,990 for the year ended December 31, 2003. Of this amount, $879 was included in due from affiliates at December 31, 2003. At December 31, 2003, the remaining balance in due from affiliates consists primarily of deferred income tax receivable.

BlackRock Financial Management, Inc. ("BFM"), an indirect wholly owned subsidiary of BRI, provides general and administration services to the Company. Charges for such services were based on actual usage or on defined formulas which, in management's view, resulted in reasonable allocations. During the year ended December 31, 2003, the Company incurred $85 pursuant to this arrangement.

During 2003, the Company entered into a selling agreement with a PNC subsidiary where the Company receives a portion of fees earned by the PNC subsidiary for selling shares in BlackRock Closed-end funds. The Company earned $37 related to this arrangement during the year ended December 31, 2003.

Payable to affiliates primarily represents current income taxes payable in the amount of $751 and expenses of $902 owed to BFM primarily in connection with an estimated income tax payment and payroll expenses made on behalf of the Company at December 31, 2003. These amounts do not bear interest.

8. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company's net capital ratio was .80 to 1, and net capital of $4,976 was $4,709 in excess of regulatory requirements.

Supplemental Information

BlackRock Investments, Inc.

Computation of Net Capital for Broker-Dealers
Pursuant to Rule 15c3-1
December 31, 2003
(Dollar amounts in thousands)

Total stockholder's equity	$7,262
Less nonallowable assets (includes all assets except cash and cash equivalents)	2,134
Net capital before haircuts	5,128
Less haircuts on cash equivalents	152
Net capital	$4,976
Computation of aggregate indebtedness (includes all liabilities)	$4,001
Minimum capital required (the greater of $5 or 6-2/3% of aggregate indebtedness)	$267
Capital in excess of minimum required	$4,709
Ratio of aggregate indebtedness to net capital	.80:1

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing on January 27, 2004.

BlackRock Investments, Inc.
Statement Regarding SEC Rule 15c3-3

December 31, 2003

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplemental Report of Independent Auditors on Internal Control

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL

February 18, 2004
The Board of Directors
BlackRock Investments, Inc.

In planning and performing our audit of the financial statements of BlackRock Investments, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 18, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP